Exhibit 99.1
Shinhan Financial Group 2019 1Q Operating Results

On April 25, 2019, Shinhan Financial Group released its operating results for 2019 1Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		1Q 2019	4Q 2018	QoQ Change (%)	1Q 2018	YoY Change (%)
Revenue*	Specified Quarter	11,706,096	8,336,207	40.42	8,707,038	34.44
	Cumulative	11,706,096	35,344,047	-	8,707,038	34.44
Operating Income	Specified Quarter	1,310,335	856,937	52.91	1,175,839	11.44
	Cumulative	1,310,335	4,499,414	-	1,175,839	11.44
Income before Income Taxes	Specified Quarter	1,322,544	797,550	65.83	1,194,044	10.76
	Cumulative	1,322,544	4,466,610	-	1,194,044	10.76
Net Income	Specified Quarter	965,832	523,694	84.43	869,036	11.14
	Cumulative	965,832	3,198,265	-	869,036	11.14
Net Income Attributable to Controlling Interest	Specified Quarter	918,359	513,325	78.90	857,549	7.09
	Cumulative	918,359	3,156,722	-	857,549	7.09

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		1Q 2019	4Q 2018	QoQ Change (%)	1Q 2018	YoY Change (%)
Revenue*	Specified Quarter	5,880,595	4,528,475	29.86	4,280,076	37.39
	Cumulative	5,880,595	19,731,711	-	4,280,076	37.39
Operating Income	Specified Quarter	852,459	590,356	44.40	810,878	5.13
	Cumulative	852,459	3,164,686	-	810,878	5.13
Income before Income Taxes	Specified Quarter	847,787	564,408	50.21	812,871	4.30
	Cumulative	847,787	3,146,404	-	812,871	4.30
Net Income	Specified Quarter	618,180	362,651	70.46	600,596	2.93
	Cumulative	618,180	2,279,362	-	600,596	2.93
Net Income Attributable to Controlling Interest	Specified Quarter	618,107	362,581	70.47	600,520	2.93
	Cumulative	618,107	2,279,049	-	600,520	2.93

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		1Q 2019	4Q 2018	QoQ Change (%)	1Q 2018	YoY Change (%)
Revenue*	Specified Quarter	962,417	940,178	2.37	893,193	7.75
	Cumulative	962,417	3,752,232	-	893,193	7.75
Operating Income	Specified Quarter	163,688	167,959	-2.54	195,870	-16.43
	Cumulative	163,688	726,498	-	195,870	-16.43
Income before Income Taxes	Specified Quarter	163,289	164,242	-0.58	191,316	-14.65
	Cumulative	163,289	701,287	-	191,316	-14.65
Net Income	Specified Quarter	121,500	123,869	-1.91	138,254	-12.12
	Cumulative	121,500	517,761	-	138,254	-12.12
Net Income Attributable to Controlling Interest	Specified Quarter	122,193	123,933	-1.40	139,105	-12.16
	Cumulative	122,193	519,446	-	139,105	-12.16

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3